Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 8 DATED MAY 7, 2009

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, as supplemented by Supplement No. 7, dated April 22, 2009. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offerings;

•	the amendment of our share redemption program; and

•	an update to the “Risk Factors” section of our prospectus.

Status of Our Public Offerings

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of May 1, 2009, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 4,046,525 shares of our common stock, or $40,275,776, including shares issued under our distribution reinvestment plan. As of May 1, 2009, approximately 84,894,471 shares remained available for sale to the public under our follow-on offering, including shares available under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

Amendment of Our Share Redemption Program

On May 6, 2009, our board of directors adopted and approved an amendment to our share redemption program. Consistent with SEC guidance and industry standards, the amendment provides that we will limit the number of shares redeemed pursuant to our share redemption program during any calendar year, to no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. As a result of this amendment, it is likely that we will not be able to accept all of the share redemption requests submitted for redemption this year.

As previously disclosed, funding for the redemption of shares during a quarter comes exclusively from the proceeds we receive in our distribution reinvestment plan in the month following such quarter. If we do not receive funds in such month to fulfill all redemption requests from the previous quarter, the remaining amounts will be funded with proceeds received from the distribution reinvestment plan in subsequent months.

The amended share redemption program, included in this supplement as Appendix A, will supersede and replace the current share redemption program 30 days after we provide notice of the amendment to stockholders, or June 6, 2009.

Update to Risk Factors

The risk factor with the heading set forth below is hereby revised to read as follows:

You may be unable to sell your shares because your ability to redeem your shares pursuant to our share redemption program is subject to significant restrictions and limitations.

Even though our proposed share redemption program may provide you with a limited opportunity to sell your shares to us after you have held them for a period of one year, you should be fully aware that our share redemption program contains significant restrictions and limitations. Redemption of shares, when requested, will generally be made quarterly. We will limit the number of shares redeemed pursuant to our share redemption program as follows: (1) during any calendar year, we will not redeem in excess of 5% of the weighted-average number of shares outstanding during the prior calendar year; and (2) funding for the redemption of shares requested to be redeemed during a calendar quarter will come exclusively from the proceeds we receive from the sale of shares under our distribution reinvestment plan in the month following such calendar quarter, and if we do not receive sufficient funds in such month to fulfill all such redemption requests, the remaining amounts will be funded with proceeds received from the distribution reinvestment plan in subsequent months. In addition our board of directors, in its sole discretion, may choose to terminate the share redemption program or to reduce the number of shares purchased under the share redemption program upon 30 days’ notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the share redemption program, or you may not be able to sell any of your shares of common stock back to us pursuant to our share redemption program because of the limitations. Moreover, if you do sell your shares of common stock back to us pursuant to the share redemption program, you will not receive the same price you paid for any shares of our common stock being redeemed.

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APPENDIX A

Share Redemption Program

Our board of directors has adopted an amended share redemption program on the terms described below but the amendments will not be effective until we have provided stockholders with the requisite 30 days notice of such changes, or June 6, 2009.

Prior to the time that our shares are listed on a national securities exchange, stockholders who have held their shares for at least one year may present for redemption all or any portion of their shares by presenting such shares to us at any time in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay any fees in connection with transactions under our share redemption program. Phoenix American, our registrar and transfer agent, will charge our investors a fee for share redemptions, which is currently $50 per redemption but which may change in the future as determined by Phoenix American.

During this offering, the repurchase price will be $9.30 per share, and during subsequent offerings of our common stock the repurchase price will be 93% of the offering price. During periods when we are not engaged in an offering, the repurchase price will be 93% of the then-current net asset value per share, as determined by our board of directors. We will waive the one-year holding period in the event of the death or qualifying disability of a stockholder. Our board of directors has delegated to our officers the right to reject any request for redemption at any time and for any reason. For purposes of the one-year holding period, limited partners of Paladin OP who have their limited partnership units redeemed for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their limited partnership units in Paladin OP.

Redemption of shares, when requested, will generally be made quarterly, and all tenders must be postmarked by midnight on the last day of the quarter and received by us within seven days thereafter. A stockholder may withdraw shares tendered for repurchase under our share redemption plan at any time prior to the date on which such shares are repurchased.

Subject to funds being available, we will limit the number of shares redeemed pursuant to our share redemption program during any calendar year, to no more than 5% of the weighted-average number of shares outstanding during the prior calendar year. Funding for the redemption of shares during a quarter will come exclusively from the proceeds we receive in our distribution reinvestment plan in the month following such quarter. If we do not receive funds in such month to fulfill all accepted redemption requests from the previous quarter, the remaining amounts will be funded with proceeds received from the distribution reinvestment plan in subsequent months.

Due to these limitations, we cannot guarantee that we will be able to accommodate all requests made. Until requests for redemption exceed the 5% limitation described above, we will accept all properly submitted requests on a pro rata basis. Any requests we receive in excess of the 5% limitation will not be accepted for redemption in such calendar year. Further, if we do not have sufficient funds available from our distribution reinvestment plan to redeem all shares accepted for redemption, each stockholder’s request will be redeemed on a pro rata basis based on the funding available. If we redeem less than all of the shares accepted for redemption, with respect to any unredeemed shares, you can (1) withdraw your request for redemption or (2) ask that we honor your request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the share redemption program when sufficient funds are available.

Our share redemption program is only intended to provide liquidity for stockholders for a small percentage or until a secondary market develops for the shares. No such market presently exists, and we cannot assure you that any market for your shares will ever develop. Please see “Risk Factors—Investment Risks—You may be

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unable to sell your shares because your ability to redeem your shares pursuant to our share redemption program is subject to significant restrictions and limitations” and “—There is currently no public market for our shares of common stock. Therefore, it will likely be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.”

Our board of directors, in its sole discretion, may choose to terminate, suspend or amend the share redemption program or to reduce the number of shares to be purchased under the share redemption program without stockholder approval if it determines the funds otherwise available to fund our share redemption program are needed for other purposes. If we terminate, amend or suspend the share redemption program or reduce the number of shares to be repurchased under the share redemption program, we will provide stockholders with no less than 30 days’ prior written notice.

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